September 27, 2019

Hamon Fytton
Chief Executive Officer
Quality of Life Marketing, Inc.
1350 NE 125 Street, Suite 201C
North Miami, FL 33161

       Re: Quality of Life Marketing, Inc.
           Registration Statement on Form 1-A
           Filed September 3, 2019
           File No. 024-11069

Dear Mr. Fytton:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 3, 2019

Securities Being Offered, page 34

1. Please provide the full description of your SERIES A Preferred Stock as required by Item
      14(a)(1) and (3) of Form 1-A. In addition we note from the certificate of designation of your SERIES A Preferred Stock that those securities are convertible into any number of shares of common stock as "determined by mutual agreement of the Corporation and the holder of the Series A Preferred Stock...," and we note that the holder controls the corporation. Please disclose this fact prominently in your summary information section and provide a separate risk factor about this explaining risks to investors. Also disclose the nature of the disparate voting rights of the Series A Preferred Stock and the Common
      Stock in the prospectus summary and risk factors sections.
Financial Statements, page 35

2. Please revise to label the financial statements as "unaudited". Please refer to
 Hamon Fytton
FirstName Life Marketing, Inc.
Quality of LastNameHamon Fytton
Comapany 27, 2019
September NameQuality of Life Marketing, Inc.
September 27, 2019 Page 2
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FirstName LastName
         paragraph(b)(2) of Part F/S in Form 1-A. Also please remove all references to your status as a "development stage company." Refer to ASU 2014-10.
3. We note your financial statements for the period January 1, 2019 (inception) through June
         30, 2019. However, it appears you were incorporated on October 31,, 2003 per your
         Exhibit EX1A-2A. We also note that page 6 of your filing discloses that you were incorporated on October 31, 2013. Please clarify for us and adjust your disclosures to indicate the appropriate date of incorporation. Also tell us and disclose the date of your fiscal year end.
4. Please provide unaudited historical financial statements including a balance sheet as of the two most recently completed fiscal year ends and consolidated statements net income, cash flows, and changes in stockholders' equity for each of the two fiscal years preceding the 2019 period. Please refer paragraph (b) (4) of Part F/S of Form 1-A as you appear to have been incorporated since 2003. Alternatively, please tell us why you believe these are not required to be included.
Balance Sheet
Preferred Stock, page 36

5. Please tell us why the preferred stock is included in your June 30, 2019 balance sheet since it was not authorized until August 17, 2019 per your Exhibit 1A-3. Please revise your financial statements and footnote disclosure on page 43 accordingly.
Related Party Transactions, page 43

6. Please reconcile your disclosure here that on June 30, 2019 you issued 15,000,000 shares, with your disclosure in the subsequent section and elsewhere that you have 5,000,000 shares of common stock issued and outstanding.
Index to Exhibits, page 45

7. Please file your subscription agreement and opinion of counsel as exhibits.
Signatures, page 46

8. Please revise the Signatures section to provide a second signature block with the language and format required by Form 1-A, and include the signature of your principal executive officer, principal financial officer, and principal accounting officer. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form 1-A.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections
 Hamon Fytton
Quality of Life Marketing, Inc.
September 27, 2019
Page 3

to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameHamon Fytton                             Sincerely,
Comapany NameQuality of Life Marketing, Inc.
                                                           Division of
Corporation Finance
September 27, 2019 Page 3                                  Office of
Transportation and Leisure
FirstName LastName